UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR March 6, 2003
                             -------------------

                             SHEP TECHNOLOGIES INC.
                         (FORMERLY INSIDE HOLDINGS INC.)
                  ------------------------------------------
                (Translation of registrant's name into English)

            Suite 880, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                                 -----               -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE YUKON BUSINESS CORPORATIONS ACT AND THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION AND THE YUKON TERRITORIES, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

THE COMPANY PROVIDES SUMMARY OF CURRENT OPERATIONS AND IMMEDIATE PLANS GOING FORWARD.

Copy of the News Release as filed with the Yukon Territories and BC Securities Commission is attached hereto and filed as Exhibit 1.1 to this filing on Form 6-K.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

SHEP TECHNOLOIGES INC.

By:   "Malcolm P. Burke"
 -----------------------
Name: Malcolm P. Burke
Title: President and CEO
Date:   March 6, 2003

Exhibit 1.1
News Release
March 6, 2003

SHEP Technologies Inc. Announces Summary of
Current Operations and Immediate Initiatives

March 6, 2003 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF, BER: IH3), a Canadian incorporated company with operations headquartered in the UK and subsidiaries in the US and the UK (collectively "STI" or the "Company"), is pleased to provide a summary of current operations and immediate plans going forward in response to numerous recent enquiries from stockholders, brokers and other interested parties.

Background
Inside Holdings Inc. ("Inside") completed the acquisition of SHEP limited, its Subsidiaries and certain Ifield assets in September 2002 and subsequently changed its name to SHEP Technologies Inc. At that time, the Company appointed two new directors, Mr. Ray Evans, P. Eng. and Mr. Peter Humphrey, P. Eng. to the STI Board. In early 2003, STI began implementation of its strategic business Plan and announced pending key executive hires to drive the Company forward. The Company is also continuing advanced discussions with Investment Bankers and industry sources to secure senior financing. These funds will fund ongoing technology refinement and expanded marketing efforts.

Technology Development Initiatives

STI is experiencing high levels of interest in the development and acceptance of its proprietary "Stored Hydraulic Energy Propulsion" system ("the SHEP System"), designed for wide ranging applications in the global transportation sector. Using electronics, a patented hydraulic pump/motor and accumulator, the SHEP System captures kinetic energy otherwise lost during vehicle braking, and utilizes the recovered energy for vehicle acceleration during the inefficient low-speed acceleration phase. Notably, STI provided SHEP System components to Ford Motor Company ("Ford") (NYSE: F) and Eaton Corporation (NYSE: ETN), a primary Tier 1 automotive supplier to Ford, for testing in Ford's experimental Hydraulic Power Assist ("HPA") vehicle. In December of 2000, these components passed Ford's "Proof of Concept" designation in preparation for "Implementation Ready" testing. Further, in testing supervised by the US Environmental Protection Agency in 2001, the HPA vehicle demonstrated a 24% improvement in fuel economy under the inner city cycle, and a 38% improvement in fuel economy under the more aggressive commercial testing cycle with frequent stops and starts.

In February of 2003, following expressions of interest from key industry participants, STI announced Agreement in Principle (the "Agreement") with Pi Technology ("Pi"), a UK-based global leader in the design and development of automotive electronics and engine control software, including innovative technologies for the alternative fuels market. The Agreement calls for the refinement of the SHEP System and the development and delivery of a working prototype vehicle by late 2003. This vehicle will utilize the latest electronic "by wire" technology in a Jaguar X Type automobile to produce a demonstration vehicle capable of showcasing the full generic SHEP System. Under the terms of the Agreement, Pi will utilize the services of West Surrey Racing, a leading British rapid prototyping and engineering company, in the development of the prototype vehicle. This generic passenger platform vehicle is expected to demonstrate the utility of the SHEP System in a wide range of transportation applications, including passenger, commercial and special-purpose vehicles, with only minor detail refinement.

Growing Market Opportunity

As a result of its high-profile industry relationships and co-development efforts, STI's marketing efforts are being received with considerable interest from a number of key companies in the global automotive industry including two major European automotive original equipment manufacturers, a European transit authority and certain companies engaged in the manufacture of taxis, garbage trucks and transit vehicles. Growing interest in the SHEP System is driven by increasing fuel costs, demand for increased fuel efficiency, reduced engine and break wear and tear, competitive manufacturing advantages and a mounting body of international environmental legislation aimed at curbing harmful air pollutants.

International acceptance of the Kyoto Accord and related environmental initiatives provide extraordinary potential for implementation of the SHEP System in transport-related applications. In the European Union ("EU") for example, the 15 member nations have agreed to reduce polluting greenhouse gas emissions by 8% over the period 2008-2012. According to a 2002 report from the European Commission, CO2 emissions from transport are the second largest single source of greenhouse gas emissions in the EU, accounting for 20.5% of total greenhouse gas emissions in 1999. Further, CO2 emissions from transport have risen rapidly: between 1990 and 1999 emissions increased by 18% due to increased road transport volumes and rising road fuel consumption. In controlled tests, the SHEP System has demonstrated the ability to reduce polluting emissions by up to 50%. This offers the potential of creating significant "emission credits" for SHEP system users in addition to demonstrated operating economics.

Immediate Business Focus

In the short term, STI intends to focus on obtaining funding from identified, pre-qualified financiers, development of the prototype platform vehicle with Pi, and the pursuit of numerous readily available marketing opportunities. To this end, STI is actively engaged in discussions with two major European Automotive original equipment manufacturers for licensing, co-development and funding initiatives.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Malcolm P. Burke

Malcolm P. Burke,
President and Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties, including the raising of funds necessary to carry out the business plan, and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, please contact:
Malcolm P. Burke
Tel: 604-689-1515
website: www.shepinc.com